AMENDMENT TO BYLAWS

     In accordance with Article IX, Section 2 of the Restated and Amended Bylaws of Telenetics Corporation, a California corporation (the "Corporation"), by unanimous approval at a special meeting of the Board of Directors of the Corporation held on September 8, 2000, Article III of the Corporation's Restated and Amended Bylaws has been amended effective as of September 8, 2000 to add the following Section 16:

     "Section 16. Chairman Emeritus. The Board of Directors may appoint one of its members as a Chairman Emeritus who shall have such duties and obligations as may be specifically prescribed the Board of Directors from time to time."

     The remainder of the Corporation's Restated and Amended Bylaws, as amended by that certain amendment dated effective as of June 6, 2000, remain in full force and effect.